

Offering Statement for Attorney Shield, Inc. ("Attorney Shield")

Attorney Shield, Inc. ("Attorney Shield, Inc.," the "Company," "we," or "us"), a Delaware C-Corp incorporated on July 17, 2023, is holding the following offering:

Up to $617,998.50 in Class B Common Stock at $2.10 with a minimum target amount of $9,998.10.

Offering Minimum: $9,998.10 | 4,761 shares of Class B Common Stock
Offering Maximum: $617,998.50 | 294,285 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.10
Minimum Investment Amount (per investor): $252.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $252.00. The Company must reach its Target Offering Amount of $9,998.10 by July 31st, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,998.10 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

Bonuses:

Time-Based Incentive:

Super Early Bird: Invest within the first 2-weeks of this Regulation Crowdfunding offering and receive a 10% bonus shares.

Amount-Based Incentives:

Tier 1: Invest $5,000+ and receive 2.5% bonus shares.

Tier 2: Invest $10,000+ and receive 5% bonus shares.

Tier 3: Invest $25,000+ and receive 7% bonus shares.

Tier 4: Invest $50,000+ and receive 10% bonus shares.

Investment Perks:

Tier 1: Invest $500+ and receive Annual Family Membership (3 member accounts)

Tier 2: Invest $1,000+ and receive Lifetime Individual Membership

Tier 3: Invest $2,500+ and receive Lifetime Family Membership (3 member accounts)

*Investors can only receive one (1) amount-based incentive. Amount-based incentives cannot be combined with the time -based incentives. The higher bonus will be selected.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

****fractional shares will be rounded up

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment

strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as: https://attorney-shield.com/pages/ir.

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Attorney Shield, Inc.

8 The GRN STE R, Dover, DE 19901

Eligibility

2. The following are true for Attorney Shield, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

David C. Walton | Chief Executive Officer, Treasurer, Director

Dates of Service: July 2023 to Present (primary position)

Other roles in previous three years:

TrueIntel | CSO | May 2021 – April 2024

Responsibilities: Responsible for setting strategic direction, driving growth, and ensuring operational execution as CEO; overseeing financial stewardship, reporting, and capital management as Treasurer; and fulfilling governance duties as Director, including fiduciary oversight, risk management, and protecting shareholder interests while guiding long-term value creation.

LinkedIn**:** https://www.linkedin.com/in/davidcwalton/

Pennie Merie | Chief Operating Officer, Secretary, Director

Dates of Service: February 2024 to Present (primary position)

Other roles in previous three years:

Landstar | Director Operations Product Management | Feb 2022 – Feb 2024

Responsibilities: Responsible for overseeing day-to-day operations, platform development, and product management as COO; maintaining corporate records, governance compliance, and board coordination as Secretary; and fulfilling fiduciary duties

LinkedIn**:** https://www.linkedin.com/in/penniemerie/

Jason K. Harrington (CEO of BS&A Software) | Director

Dates of Service: January 2025 to Present

Other roles in previous three years:

BS&A Software | CEO | Jan 2026 – Present (primary position)
JK Advisors | Managing Partner | Aug 2020 – Present

Responsibilities: Responsible for providing independent oversight, strategic guidance, and governance as a Director; fulfilling fiduciary duties to act in the best interests of shareholders; advising on key decisions, risk management, and long-term strategy; and supporting executive leadership with experience, perspective, and accountability.

LinkedIn: https://www.linkedin.com/in/jasonkharrington/

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

David Walton

Securities

3,033,000

Security Class

Class A Common Stock

Voting Power

48.90%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Business Overview:

Attorney Shield defines affordable tech-enabled legal access by providing immediate on-demand legal support through our mobile app for police-initiated contact. Imagine having a lawyer by your side, 24/7, ready to guide you through interactions with law enforcement. Our specially trained Legal First Responders offer emergency legal support, from traffic stops to domestic calls, ensuring you feel safe, informed, and protected.

At Attorney Shield, we believe everyone deserves the freedom to prosper without fear of government harm or overreach. This belief fuels our relentless mission to provide innovative solutions that protect individual liberties, ensure governments accountability, and harness capitalism to serve the greater good, creating lasting value for our communities and shareholders.

We understand the importance of protecting rights while also respecting the important role law enforcement plays in our communities. That's why our Legal First Responders (on-demand licensed attorneys) are trained to promote an environment of collaboration and mutual respect. Our legal experts provide real-time legal information and advocacy to help you make confident decisions during unplanned police interactions and traffic accidents.

Here's How it Works:

1. Download the Attorney Shield App: Be prepared for any situation. Available on IOS and Android, download the Attorney Shield app onto your smartphone.
2. Activate During an Encounter: If you're pulled over or directly engaged by law enforcement, open the app, and select your incident (traffic stop, auto accident, domestic, pedestrian, or other), then tap confirm. Simultaneously, we send your emergency contact(s) the geolocation of your request.
3. Get Real-Time Legal Information and advocacy: Our Legal First Responders will explain your rights and obligations for your situation and will speak to officers on your behalf as each situation permits.
4. Maintain Safety and Cooperation: Our focus is on de-escalation and ensuring a safe resolution for everyone involved. We remind you to be respectful and cooperative with law enforcement officers.

We believe Attorney Shield has the power to help prevent misunderstandings and conflicts during high-stress situations and are committed to prioritizing safety, professionalism, and mutual respect for both our members and law enforcement officers. All to create the most favorable outcome for our members.

Mission Statement:

To deliver innovative solutions that protect individual liberties, hold governments accountable, and harness the power of capitalism to serve the greater good; creating lasting value for our communities and shareholders.

Opportunity:

Attorney Shield represents a new model for legal services, making emergency and preventative support accessible, affordable, and on demand. By enabling real-time legal presence, the platform can reduce unnecessary escalation, improve outcomes, and empower everyday individuals with confidence that legal protection is no longer reactive, but immediate, practical, and within reach.

Problem / Solution:

Every adult faces recurring legal exposure, yet most are unprepared when it matters most. In the United States alone, there are approximately 35 million unexpected police stops each year, and nearly one in three adults—over 77 million people—have experienced arrest at some point in their lives. Beyond criminal matters, millions more encounter civil legal challenges ranging from consumer disputes to regulatory issues, reinforcing that legal risk is not occasional—it is persistent and widespread.

Despite this reality, professional legal support remains financially out of reach for most Americans. Traditional legal services often cost upwards of $300 per hour, with retainers exceeding $2,000, creating a significant barrier to entry. While prepaid legal programs exist, they frequently fail to deliver meaningful, real-time support when individuals need it most, leaving a large portion of the population effectively unprotected.

This lack of access contributes directly to unfavorable outcomes. The United States ranks 94th globally in access to legal services, with rural communities facing even greater disparities due to limited attorney availability. As a result, approximately 32% of individuals never seek legal counsel at all, primarily due to cost concerns. The combination of high legal exposure, limited affordability, and constrained access has created a systemic gap—one where millions of Americans must navigate critical legal situations alone.

Shifting Public Sentiment and Behavioral Trends

Attorney Shield leverages powerful behavioral and technological macro-trends already embedded in everyday life. Consumers increasingly rely on personal video to protect their interests, engage in high-stakes matters through mobile platforms, and are comfortable with subscription-based services. At the same time, growing distrust in law enforcement and near-universal smartphone adoption (90%+ penetration) create the ideal environment for scalable, proactive legal support. By aligning with these trends, Attorney Shield transforms familiar behaviors—recording, subscribing, and mobile engagement—into a seamless system for real-time legal protection.

Market Opportunity:

Attorney Shield operates within a large and recurring consumer market defined by everyday legal exposure. In the United States alone, there are approximately 230 million licensed drivers, representing a broad Total Addressable Market (TAM) of individuals who are regularly subject to police interaction and other legal risks. Within this population, the Company has identified a Serviceable Addressable Market (SAM) of approximately 12 million consumers—those with sufficient purchasing power and a heightened awareness of recurring legal needs. These individuals recognize both the limitations of traditional legal services and the value of accessible, on-demand protection.

From this segment, Attorney Shield is targeting a Serviceable Obtainable Market (SOM) of 2 million members over a five-year period. Based on an average revenue per user (ARPU) of approximately $56 annually, this equates to a near-term revenue opportunity of $112 million, with the broader SAM and TAM representing $672 million and $13 billion opportunities, respectively. This tiered market approach reflects a focused strategy: beginning with consumers who are most receptive to innovative legal solutions, while maintaining a clear path to scale into a much larger national market over time.

Traction:

Attorney Shield has demonstrated strong early traction, validating both consumer demand and real-world utility of its platform. The Company has achieved national growth organically—without reliance on B2B distribution—primarily through social media and direct-to-consumer channels. To date, over 12,000 members have enrolled, with more than 8,000 active paid members nationwide. This growth has translated into meaningful financial performance, generating approximately $426,000 in revenue in FY2025 and over $813,000 in cumulative revenue. Importantly, the platform has been actively used in over 2,300 live emergency legal support incidents, reinforcing its relevance during critical, real-time situations.

Equally important is the strength of customer satisfaction and engagement. Attorney Shield maintains a 95% "Extremely Valuable" satisfaction rating, reflecting the tangible impact of the service during high-stakes encounters. Member engagement remains high, with an average email open rate of 55%, and annual churn is controlled at approximately 10.7%, indicating strong retention for a subscription-based service in an emerging category. Together, these metrics demonstrate not only market validation, but also a highly engaged and loyal user base, positioning the Company for accelerated growth as it expands distribution channels and marketing efforts.

Business Model:

Attorney Shield operates a recurring revenue business model designed to scale efficiently across both direct and partner-driven channels. The Company generates subscription revenue through a direct-to-consumer (DTC) offering, with individual memberships priced at $16 monthly, $75 semiannually, and $141 annually, alongside family plans that bundle up to three accounts at discounted rates. This structure not only increases accessibility but also encourages longer-term

commitments, driving higher lifetime value per member. Complementing DTC growth, Attorney Shield is expanding into B2B distribution through wholesale reseller and affiliate partnerships, enabling broader market reach and accelerated adoption.

The durability of this revenue model is reinforced by the high-stakes nature of the service, where real-world usage validates value and strengthens retention. Family bundling further enhances customer stickiness, while embedded B2B distribution channels reduce voluntary churn by integrating the service into partner ecosystems. As the member base grows, the cost per member declines significantly, creating expanding margins over time. Additionally, B2B channels contribute to more efficient customer acquisition, lowering overall CAC while supporting scalable, predictable revenue growth.

Competition & Structural Advantage:

Attorney Shield operates in a fragmented landscape of alternatives that each address only portions of the broader problem, leaving a significant gap in comprehensive, real-time legal protection. Comparable services such as TurnSignl and the TurnSignl Foundation offer limited scope, focusing primarily on traffic and immigration matters, often through nonprofit or referral-based models without guaranteed access to immediate legal support. Traditional attorneys and prepaid legal plans remain expensive, slow to access, or ineffective in urgent, real-world situations, while online legal-tech tools and pro bono programs are generally reactive, not designed for live intervention during critical moments.

In contrast, Attorney Shield is purpose-built to deliver reliable, real-time legal support when it matters most. Its proprietary technology platform enables immediate connection to legal professionals, supported by a warranty-backed model that reinforces accountability and trust. Unlike niche or demographically targeted solutions, Attorney Shield is designed to serve a broad consumer base, making legal protection accessible to everyone. Combined with a multi-channel go-to-market strategy spanning direct-to-consumer and B2B distribution, the Company has established a structural advantage that positions it uniquely within an underserved and rapidly emerging category.

AI Impact Assessment:

Attorney Shield is well-positioned to benefit from AI without being displaced by it. Our defensibility lies in the fact that our core value is not just software, it is the live, real-time connection to trained, licensed and bared legal professionals during moments of police contact. AI can inform, summarize, and support, but cannot compete or replace the regulatory frameworks that govern licensing and attorney/client privilege. Beyond this, law enforcement is far less likely to engage with an AI legal GPT. The nature of this service depends on judgment, advocacy, and the deterrent effect that comes from a real attorney appearing on screen during such high-stakes moments.

AI Opportunity Assessment:

Attorney Shield is actively embracing AI where it can create meaningful leverage. Internally, AI is being used to accelerate software development and improve speed-to-market. Within the product, we plan to introduce AI-powered features to assist with general legal questions, improve member support chat, and help users navigate common issues more efficiently. Over time, AI may also support functions such as transcripts, summaries, and issue-spotting. Our approach is practical and disciplined: use AI to make the platform smarter, faster, and more effective—while preserving the live human advocacy that AI alone cannot deliver.

Exit Strategy:

The Company anticipates that a potential liquidity event may occur through a strategic acquisition upon achieving meaningful scale in its membership base. As Attorney Shield continues to grow toward a targeted range of approximately 1 to 2 million members, its combination of recurring revenue, high-margin subscription economics, and demonstrated consumer demand may position the Company as an attractive acquisition candidate. While no specific transaction or outcome can be guaranteed, the Company believes that achieving scale will be a key driver in creating optionality for future liquidity events.

Attorney Shield's platform is uniquely positioned within several strategic buyer categories. Legal technology companies may seek to enhance their offerings with real-time, "live emergency" support capabilities that currently do not exist within their ecosystems. Auto insurance providers may view Attorney Shield as a complementary policy add-on that reduces claims risk and enhances customer value. Mobility and transportation platforms represent another adjacent opportunity, as a significant majority of police interactions occur in connection with vehicle use. Additionally, private equity firms often target businesses with recurring SaaS-like revenue, predictable churn, and expanding margins—characteristics that align with Attorney Shield's model. While the Company may evaluate opportunities as they arise, any potential exit is expected to be driven by long-term value creation and market positioning, with a general timeframe extending toward the end of the decade.

How We Win:

Attorney Shield's path to winning is grounded in disciplined execution, scalable economics, and a clear progression from infrastructure buildout to capital-efficient growth. In the early stage (under 25,000 members), the Company is focused on foundational investments in technology, legal operations, and service delivery to ensure reliability at scale. As membership grows into the 50,000 to 75,000 range, the business begins to benefit from operating leverage, where fixed costs are absorbed across a larger base and the Company approaches breakeven. Beyond 100,000 members, the model transitions into scale efficiency, where incremental members contribute disproportionately to margin expansion as cost per member declines.

Use of funds is strategically aligned with this progression—initially supporting infrastructure and product development, then accelerating customer acquisition and distribution as unit economics improve. At scale, Attorney Shield is designed to generate strong, predictable cash flow driven

by recurring revenue, low marginal costs, and improving retention. This creates the foundation for capital efficiency and strategic expansion, including deeper B2B partnerships, new product extensions, and potential geographic growth. By combining a high-frequency use case with a scalable platform and multi-channel distribution, the Company is positioned to compound value as it grows.

Reasons to Invest:

1. Proven Demand in a Large, Underserved Market

   Attorney Shield addresses a high-frequency, real-world problem—legal exposure during police interactions—that affects tens of millions annually. Early traction, active usage, and strong satisfaction demonstrate clear product-market fit in a category with limited direct competition and significant unmet need.

2. Scalable, Recurring Revenue Model with Expanding Margins

   The business is built on subscription revenue, with strong retention driven by high-stakes utility. As membership grows, cost per member declines, creating operating leverage and margin expansion. B2B distribution further accelerates growth while lowering customer acquisition costs.

3. Multiple High-Value Strategic Exit Pathways

   Attorney Shield sits at the intersection of legal-tech, insurance, and mobility, making it attractive to multiple acquirer categories. Its combination of recurring revenue, proprietary technology, and real-time service capability positions it as a strategic asset in an emerging market.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Attorney Shield operates in a highly regulated and evolving legal and technology environment, where changes in laws, liability exposure, user adoption, and competition—including emerging AI-driven solutions—may impact growth, service delivery, and overall business performance..

Global crises such as war, global supply disruptions and commodities shortages can have a significant effect on our business operations and revenue projections.

Global crises, including geopolitical conflict, supply chain disruptions, and economic instability, may impact Attorney Shield's operations, partner relationships, and consumer spending. Such conditions could slow member growth, delay B2B distribution efforts, or affect capital availability, thereby influencing revenue projections and the Company's ability to scale efficiently.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of the Managers, the Principals or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of

compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering and it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to reconfirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or

regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional

financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to its existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	4,761
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	7,411,442
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)	294,285
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	7,700,966
Price Per Security	$2.10
Minimum Individual Purchase Amount	$252.00
Offering Deadline	July 31, 2026
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Attorney Shield, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold from $0 - $500k, 4.25% of the value of the securities sold from $500k+through Regulation CF, a $3,000 listing fee paid upon the commencement of the offering, and an optional $500 SPV setup fee. The issuer is also responsible for reimbursing PicMii for the cost associated with escrow, payments and bad actor check costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,998.10 and $617,998.50 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,998.10, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first-come, first-served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,998.10, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the "Use of Proceeds" section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Platform Fee	4.9%	$489.91	4.9%	$30,281.93
Contingency Reserve	95.10%	9,508.19	22.30%	$137,813.67
Direct-to-consumer Advertising	0.00%	$0.00	19.40%	$119,891.71
Dedicated Business Development Resources for B2B Distribution Channels	0.00%	$0.00	24.20%	$149,555.64
Technology Platform Enhancements	0.00%	$0.00	29.10%	$179,837.56
Total	100%	$9,998.10	100%	$617,998.50

We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering,

the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $617,998.50 in Class B Common Stock at $2.10 with a minimum target amount of $9,998.10.

Offering Minimum: $9,998.10 | 4,761 shares of Class B Common Stock
Offering Maximum: $617,998.50 | 294,285 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $2.10
Minimum Investment Amount (per investor): $252.00

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $252.00. The Company must reach its Target Offering Amount of $9,998.10 by July 31st, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,998.10 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned.

Bonuses (bonus shares to be issued by the issuer after the raise has completed):

Time-Based Incentive:

Super Early Bird: Invest within the first 2-weeks of this Regulation Crowdfunding offering and receive a 10% bonus shares.

Amount-Based Incentives:

Tier 1: Invest $5,000+ and receive 2.5% bonus shares.

Tier 2: Invest $10,000+ and receive 5% bonus shares.

Tier 3: Invest $25,000+ and receive 7% bonus shares.

Tier 4: Invest $50,000+ and receive 10% bonus shares.

Investment Perks:

Tier 1: Invest $500+ and receive Annual Family Membership (3 member accounts)

Tier 2: Invest $1,000+ and receive Lifetime Individual Membership

Tier 3: Invest $2,500+ and receive Lifetime Family Membership (3 member accounts)

*Investors can only receive one (1) amount-based incentive. Amount-based incentives cannot be combined with the time -based incentives. The higher bonus will be selected.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Cumulative investments, individual investments submitted over time, cannot be combined to meet the perk requirements. All perks are issued or awarded when the offering is completed.

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonuses share perks because they would be receiving a benefit from their IRA account.

****fractional shares will be rounded up

13. Do the securities offered have voting rights? Voting Rights and Proxy:

The issuer is offering Class B Common Stock. There is no voting rights associated with the Class B Common Stock.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The

term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Reserved Warrants	Voting Rights
Class A Voting Common Stock	12,000,000	6,195,405	N/A	N/A	Yes
Common B Non-Voting Common Stock	3,000,000	473,179	N/A	N/A	No
Series I Preferred Stock	500,002	500,002	N/A	N/A	No
Series II Preferred Stock	2,124,857	238,095	714,286	N/A	No

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted by the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

As a minority holder of Class B Non-Voting Common Stock of the company, you will have no voting rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have less rights than those of other investors and will have limited influence on the corporate actions of the company.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The issuer is raising this Regulation Crowdfunding round at a $15,554,030 pre-money valuation, when excluding outstanding options.

The Company has set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options and warrants are exercised.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Stripe Capital (LOC)	$127,694 (end Q1-2026)	8% APR	09/12/2027

24. What other exempt offerings has the Company conducted within the past three years?

We have made the following issuances of securities within the last three years:

4(a)(2) Series Seed Preferred Stock
- Type: Equity
- Final Amount Sold: 500,004
- Price: $0.30
- Use of proceeds: Technology build and operational setup
- Date: November 2026

Regulation CF - Class B Common Stock
- Type: Equity
- Price: $1.20

- Use of proceeds: Continued tech investments and staffing augmentation.
- Date: August 2024

Regulation D - Series Seed II Preferred Stock
- Type: Equity
- Price: $2.10
- Use of proceeds: Continued tech investments including buildout of 2.0 platform, staffing augmentation, and business development our Distribution Partner Program to facilitate commercial entity resale of the Company's products and services.
- Date: August 2025

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

In June 2025, the Company initiated a private capital raise in which an investor contributed 500,000 dollars with an informal understanding that a portion of the proceeds could be used in connection with a potential acquisition of iWTNS, Inc., a company in which the investor holds a significant equity interest. In anticipation of this potential related party acquisition, and pursuant to an executed asset purchase agreement, the Company advanced 50,000 dollars to iWTNS, Inc. to fund certain outstanding expenses, and this amount has been recorded as a loan receivable. Subsequent due diligence procedures identified material misrepresentations by the CEO of iWTNS, Inc. regarding key aspects of that business, and, as a result, the contemplated acquisition was terminated and not consummated. The Company is seeking recovery of the 50,000 dollars advance and evaluating potential legal remedies; however, based on currently available information, there is a reasonable possibility that some or all of this related party receivable may not be collected and could be written off as uncollectible in a future period.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Operations

- **Revenue** grew 62% from $263,390 in 2024 to $426,210 in 2025, driven by Attorney Shield App subscriptions (24/7 attorney access, video consultations, digital glovebox, etc.) plus minor YouTube AdSense revenue.
- **Gross profit** improved significantly but remained negative: $(62,732) in 2024 (–23.8% margin) vs. $(8,368) in 2025 (–2.0% margin). COGS still exceeds revenue, reflecting high costs of delivering on-demand legal services.
- **Operating expenses** nearly doubled (+111%) to $967,223, led by new payroll ($198k), sharply higher legal/professional fees ($181k, up 663%), increased marketing ($89k), and G&A ($498k).
- **Net loss** widened 87% to $(975,574) from $(521,380). Expense growth significantly outpaced revenue, reflecting heavy investment in scaling.

Overall, the company achieved meaningful top-line momentum and gross-margin progress but has not yet reached unit-level profitability.

Liquidity and Capital Resources

- **Total assets** rose 219% to $178,508, driven by cash increasing 153% to $124,794 and a new $50,000 related-party loan receivable.
- **Liabilities** fell sharply from $123,199 to $1,653 after customer advances were settled/reclassified.
- **Equity** swung from a $(67,298) deficit to $176,856, fueled by ~$1.1 million in new equity raises (Preferred Seed II issuance and Additional Paid-in Capital) and founder-share forfeiture adjustments.
- **Cash flows**: Operating cash burn doubled to $(1.021 million). Financing activities provided $1.097 million, more than covering the shortfall and leaving ending cash at $124,794.

The balance sheet is now far stronger and essentially debt-free (pre-subsequent events), with ample liquidity relative to current obligations.

Capital Expenditures and Other Obligations

- **Capital expenditures**: None. Investing cash flows were zero in both years.

- **Debt and obligations**: No debt during 2024–2025. Subsequent to year-end (March 11, 2026), the company entered a $120,500 loan with Stripe Capital at 30% interest—the first material borrowing.
- **Other items**:
  - $50,000 related-party loan receivable (advanced to iWTNS, Inc. for a now-terminated acquisition) carries "reasonable possibility" of partial or full write-off (Note 3).
  - No material commitments, contingencies, or litigation (Note 4).
  - 2025 tax return not yet filed; material NOL carryforwards exist.

*For additional information regarding the issuer's financials, please review Exhibit A.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state**

insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:

1. **Association with an entity regulated by such commission, authority, agency or officer?**
2. **Engaging in business of securities, insurance, or banking?**
3. **Engaging in savings association or credit union activities?**

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?
6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this**

offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Attorney Shield, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Reviewed Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: See Exhibit D

Bylaws: See Exhibit E

Exhibit A

Reviewed Financial Statements (See attachment to Form C)

Exhibit B

Offering Page (See attachment to Form C)

Exhibit C

Subscription Agreement (See attachment to Form C)

Exhibit D

Articles of Incorporation (See attachment to Form C)

Exhibit E

Bylaws (See attachment to Form C)